[Letterhead of 1st Independence Financial Group, Inc.]

VIA EDGAR and facsimile to (202) 942-9530

Paul Cline

Senior Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 0408

Washington, D.C. 20549

Re:	1st Independence Financial Group, Inc.

Form 10-KSB for the year ended September 30, 2004

SEC File No. 0-26570

Dear Mr. Cline:

On behalf of 1st Independence Financial Group, Inc. (the “Company”), we submit the following responses to the comments of the Securities and Exchange Commission (the “Commission”) received March 2, 2005 concerning the Company’s Form 10-KSB for the year ended September 30, 2004.

The Company’s responses to the Commission’s comment letter are outlined below in the sequential order in which the comments appear in the comment letter immediately following the restated comment of the Commission.

Item 1—Business

Borrowings—page 18

1.	Please revise here or in Note 10 to the financial statements to include the disclosures required by Item VII of Industry Guide 3.

The average balances of the Company’s short-term borrowings for the reported periods were less than 30% of stockholders’ equity. Therefore, the disclosure required by Item VII of Industry Guide 3 is not applicable. The Company will provide these disclosures in future filings when applicable.

Item 3—Legal Proceedings—page 23

2.	Please revise here and in Note 20 to the financial statements to disclose management’s assessment of threatened and pending litigation on your financial position, results of operations and cash flows. Also, disclose any available estimate of the compensatory and punitive damages sought by the plaintiffs or disclose that an estimate is not available.

Paul Cline

March 24, 2005

The Company will provide the additional disclosures requested by the Staff in future filings. The Company’s proposed disclosure follows:

Item 3. Legal Proceedings

The Registrant, from time to time, is a party to ordinary routine litigation, which arises in the normal course of business, such as claims to enforce liens, condemnation proceedings on properties in which the Registrant holds security interests, claims involving the making and servicing of real property loans, and other issues incident to its business. Except as discussed below, there were no material lawsuits pending or known to be contemplated against the Registrant at September 30, 2004.

On or about May 28, 2004, a complaint was filed in the Circuit Court of Anderson County in the Commonwealth of Kentucky by Larry Sutherland, Judy Sutherland, John Henry Disponett, Brenda Disponett, Todd Hyatt, Lois Ann Disponett, Sue Saufley, and Hugh Coomer. Soon thereafter, an amended complaint was filed which added Lois Hawkins and Norma K. Barnett as plaintiffs. The lawsuit arises from offers to purchase securities made by the Company in connection with an offer to purchase up to 300,000 shares of its stock in a tender offer on or about May 28, 2003. The Plaintiffs allege that the Company made certain material misrepresentations in connection with certain statements made in the tender offer. The Plaintiffs are seeking to recover compensatory and punitive damages in connection with the shares it sold in the tender offer and their attorneys’ fees. Discovery in the matter is currently underway and a trial date has not been set. Based upon the advice of counsel, management records an estimate of the amount of ultimate expected loss for litigation, if any. Management has consulted with its counsel regarding this lawsuit and has not yet been able to determine any estimate of probable loss, if any, in this mater. As such, based upon current facts and circumstances, it is not possible at this time to predict the effect that these proceedings will have on the financial statements of the Registrant, and management has not recorded a loss contingency for this litigation. Management, after discussion with legal counsel, believes the ultimate result of this litigation will not have a material adverse effect on the Company’s

Paul Cline

March 24, 2005

financial position, results of operations or cash flows. However, events could occur that could cause any estimate of ultimate loss to differ materially in the near term.

Following is the Company’s proposed change to the second paragraph of Note 20 to the financial statements:

The Company is a defendant in a lawsuit that asserts that the Company made certain material misrepresentations in connection with certain statements made in connection with it’s offer to purchase up to 300,000 shares of stock in a tender offer in May 2003. The plaintiffs are seeking to recover damages in connection with the shares they sold in the tender offer and attorneys fees. Based upon the advice of counsel, management records an estimate of the amount of ultimate expected loss for litigation, if any. Management has not recorded a loss contingency for this litigation but, after discussion with legal counsel, believes the ultimate result of this litigation will not have a material adverse effect on the Company’s financial position, results of operations or cash flows. Events could occur that could cause the estimate of ultimate loss to differ materially in the near term.

Item 6—Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of the Results of Operations for the Years Ended September 30, 2004 and 2003

Continuing Operations

General—page 29

3.	Please revise here and in Note 2 to the financial statements to provide a tabular presentation of each cost associated with the acquisition of Independence. In your table, disclose whether each cost was expensed as incurred are whether it was accrued. Your revisions should also clarify how you considered EITF 95-3 in recording this acquisition.

The expenses identified as related to the Merger were related to the merger of the Company’s owned bank subsidiary into the newly acquired bank subsidiary. The two expenses specifically discussed were termination of a data processing contract and termination of the defined benefit plan. These expenses did not relate to the acquired subsidiary. Additionally,

Paul Cline

March 24, 2005

there were no costs related to any plans to exit an activity, involuntarily terminate employees, or relocate employees of Independence Bancorp. Therefore, the provisions of EITF 95-3 were not applicable.

Following is the Company’s proposed change to the MD&A:

Net income (loss) for the year ended September 30, 2004 was ($1.1) million compared to $1.3 million for 2003. Earnings (loss) per share were ($.83) compared to $1.05. During the year ended September 30, 2004, the Company incurred nonrecurring expenses related to the termination of the data processing software contracts of its previous data processor in the amount of $797,000 and terminated its obligation under its defined benefit plan, incurring an expense of $239,000. The Company also incurred other expenses related to the merger of the bank subsidiaries, and a $349,000 impairment loss related to the disposal of Citizens. The Company expects to return to profitable operations by eliminating nonrecurring expenses, creating efficiencies in operations, and increasing its market share in the Louisville market while maintaining current overhead levels.

Item 7—Financial Statements

Note 2—Business Acquisition—page F-14

4.	Please revise to disclose how you determined the fair value of the core deposit intangible and how you determined the appropriateness of a 4.5 year life, including an explanation of why management does not expect the estimated benefits of relationships associated with the $95 million in acquired deposits to be no more than $27,201. Balance that determination with an expanded discussion of how you determined that $281,155 of the $2,000,000 paid for the 22.5% interest in Independence in 2003 represented core deposit intangibles with a life of 7 years, as disclosed in Note 7.

The $27,201 core deposit intangible presented in Note 2 resulted from the Company’s acquisition of the remaining 78% of Independence Bancorp, and was an adjustment to the amount recognized at December 31, 2002, when the Company acquired its initial 22.5% interest. At the time of the initial 22.5% purchase, management considered APB No. 18, and concluded that it was not unreasonable that the excess of the purchase price over the underlying equity in net assets was attributable to a core deposit intangible. The Company estimated the useful life of the intangible to be approximately seven years, and began amortizing the excess over that period using the straight-line method. The unamortized

Paul Cline

March 24, 2005

differential inherent in the initial 22.5% equity method investment was $231,032.

In connection with the acquisition of the remaining 78% interest in Independence Bancorp, the Company engaged Professional Bank Services, Inc., an independent third party valuation professional, to determine the amount of the core deposit intangible and adjusted its carrying value as of the acquisition date to the amount from the valuation. The third party valuation was $258,233, resulting in $27,201 remaining for allocation to the acquisition of the remaining 78% interest. The core deposit intangible is relatively insignificant in relation to the acquired bank’s total deposits due to reliance on non-core funding, i.e., brokered deposits and certificates of deposit greater than $100,000, which accounted for approximately 49% of the bank’s deposits. As of the acquisition date, the Company began amortizing the intangible over an eight-year life using an accelerated method, as determined by the valuation.

Following is the Company’s proposed change to Note 3 to the financial statements:

The Company acquired the core deposit base, which has a useful life of approximately eight years and will be amortized using accelerated methods.

Note 3—Subsidiary Held for Disposal—page F-15

5.	Please revise to disclose how you determined the price to be paid for the real property to be purchased from Citizens, including whether or not a third party appraisal was obtained. Disclose the exact nature of the property, how [it] was used by Porter Bancorp, what your specific future growth plans are for using it, the anticipated costs to bring it to its intended use and when you anticipate executing these plans.

The Company obtained an independent third party appraisal to determine the value of the property purchased from Porter Bancorp. The property consists of land and a commercial office building previously used as an operations center and retail branch by a bank affiliate of Porter Bancorp. The Company intends to move its finance and accounting, loan and deposit operations, and mortgage group into the building in April 2005. The Company anticipates the costs associated with readying the property for its intended to be approximately $170,000.

Paul Cline

March 24, 2005

Following is the Company’s proposed change to Note 3 to the financial statements:

Concurrent with the signing of the stock purchase agreement, the Bank entered into a real estate contract with the purchaser of Citizens stock to purchase property and a building that was previously used as an operations center and retail branch. Under the terms of the real estate contract, the Bank agreed to pay $2,300,000 for the property.

In addition to the above, the following will be added to the MD&A:

The Bank plans to move its finance and accounting, loan and deposit operations, and mortgage group into the building in April 2005. The Bank anticipates the costs readying the property for its intended use to be approximately $170,000.

6.	Please revise to reconcile the net income of Citizens reported here to the amounts reported in your statements of operations. We note the significant loss on these operations in 2003 and believe a discussion is appropriate.

The 2003 net income and income tax benefit of Citizens presented in Note 3 were $244,254 and $497,019, respectively, and agree to the Company’s consolidated statement of operations. The 2003 loss before income tax benefit of Citizens of $252,765 was primarily related to the provision for loan losses of $425,700, which was related to the growth in Citizens’ loan portfolio and specific reserves related to specified loans.

Following is the Company’s proposed change to the MD&A:

Income (loss) from subsidiary held for disposal was $22,351 for 2004 compared to $244,254 for 2003. Results for 2003 were largely influenced by the subsidiary’s provision for loan losses and recording a tax benefit associated with the subsidiary’s net operating loss carryforward.

Note 8—Leases—page F-22

7.	Please revise to disclose the monthly lease payment under each lease. Clarify how you considered purchase options in determining that those leases should be accounted for as operating leases.

The Company considered purchase options for those leases that included such options, in determining whether the leases were operating or capital leases. The Company concluded that the purchase options were not

Paul Cline

March 24, 2005

bargain purchase options as defined by FASB Statement No. 13 para. 7 (b).

Following is the Company’s proposed change to Note 3 to the financial statements:

The Company entered into a lease agreement in December 2000 to lease an office facility from the Company’s vice chairman under an operating lease for 15 years. Base monthly rentals are $10,000, with increases in January 2006 and 2011 equal to the percentage increase in the U. S. Consumer Price Index – All Urban Consumers (CPI-U) for the prior five-year period. The Company may purchase the facility at any time for $1,187,000, plus an increase equal to the percentage increase in the CPI-U from January 1, 2001, until the month of purchase.

A lease was entered into during December 2001 to lease an office building for the Bank’s Jeffersonville, Indiana branch. This three year operating lease is from January 1, 2002, through year-end 2004 with three three-year renewal options. Subsequent to December 31, 2004, the Company exercised its option to purchase the facility for $322,000.

A lease was entered into during August 2002 to lease an office facility for the Bank’s mortgage lending division. This three year operating lease is from August 1, 2002, to July 31, 2005, with a two-year renewal option. Monthly payments are $2,200, $2,300 and $2,400 through July 2003, 2004 and 2005, respectively.

A lease was entered into during April 2003 to lease an office building for the Bank’s St. Matthews, Kentucky branch. This 15-year operating lease is from May 1, 2003, through April 30, 2018, with a five-year renewal option. Monthly payments are $4,000, $4,500, $6,500 and $8,000 through April 2005, 2007, 2009, 2013 and 2018, respectively.

The Company entered into an agreement in May 2004 to lease an office facility from the Company’s vice chairman under an operating lease for 15 years. The lease contains a provision for additional rent in addition to the base rent for common area expenses. This common area expense rent adjusts annually based upon the actual expenses paid by the landlord. Monthly payments are $4,550, $5,155 and $5,855 through April 2009, 2014 and 2019, respectively.

Note 17—Stock Option Plans—page F-31

Paul Cline

March 24, 2005

8.	Please revise Note 2 to disclose how you accounted for the Independence options under paragraphs 83 through 85 of FIN 44.

The Company included the fair value of the options, which were vested, as part of the purchase price paid for Independence as required by paragraphs 83 – 85 of FIN 44. The fair value of the options was calculated using the Black-Scholes option pricing model.

Following is the Company’s proposed change to Note 3 to the financial statements:

The aggregate purchase price, including vested stock options, was $17,655,748. The value of the common shares issued was determined based upon their market value as of the acquisition date. The value of the vested options was determined using an option pricing model.

If you or any member of the Staff has any questions concerning the responses provided herein, please do not hesitate to contact me by phone, at (812) 941-5252, or by e-mail at bwhite@1stindependence.com.

Sincerely,

/s/ N. William White

N. William White, President